Exhibit 99.1

Safe Bulkers, Inc. Adopts Shareholders Rights Plan

Monaco – August 6, 2020 – Safe Bulkers, Inc. (“Safe Bulkers” or the “Company”) (NYSE: SB), an international provider of marine drybulk transportation services, announced that its Board of Directors has unanimously adopted a shareholders rights plan (the “Rights Plan”), as the previously existing rights plan had expired, following careful consideration of the uncertainties related to the long term impact on global trade and dry-bulk shipping of the 2019 Novel Coronavirus pandemic, the cyclicality of the dry-bulk shipping market, the need to promote the fair and equal treatment of all shareholders of the Company and to provide the Board and shareholders with adequate time to make informed decisions and ensure that the Board remains in the best position to discharge its fiduciary duties to the Company and its shareholders. The Board of Directors declared a dividend of one right for each outstanding share of Safe Bulkers common stock. The dividend is payable on August 20, 2020 to the shareholders of record on August 17, 2020. The rights will be traded with the shares of Safe Bulkers’ common stock and will become exercisable for Safe Bulkers common stock only if a person or group acquires beneficial ownership of 10% or more of Safe Bulkers’ common stock. The Rights Plan expires on August 5, 2030, and the Board of Directors may terminate the Rights Plan at any time if it no longer believes that the Rights Plan is in the best interests of the Company and its shareholders.

Additional details about the Rights Plan will be contained in a Form 6-K to be filed by Safe Bulkers with the U.S. Securities and Exchange Commission.

Cadwalader, Wickersham & Taft LLP is serving as legal advisor to Safe Bulkers.

About Safe Bulkers, Inc.

The Company is an international provider of marine drybulk transportation services, transporting bulk cargoes, particularly coal, grain and iron ore, along worldwide shipping routes for some of the world’s largest users of marine drybulk transportation services. The Company’s common stock, Series C and Series D preferred stock is listed on the NYSE, where it trades under the symbols “SB”, “SB.PR.C” and “SB.PR.D”, respectively.

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and in the Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events, the Company’s growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates” and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels, competitive factors in the market in which the Company operates, risks associated with operations outside the United States and other factors listed from time to time in the Company’s filings with the Securities and Exchange Commission. The Company expressly disclaims any obligations or undertaking to release any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Company Contact:

Dr. Loukas Barmparis

President
Safe Bulkers, Inc.

Tel.: +30 2 111 888 400

+357 25 887 200

E-Mail: directors@safebulkers.com

Investor Relations / Media Contact:

Nicolas Bornozis, President

Capital Link, Inc.

230 Park Avenue, Suite 1536

New York, N.Y. 10169

Tel.: (212) 661-7566

Fax: (212) 661-7526

E-Mail: safebulkers@capitallink.com

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